UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from _____ to _____

Commission file number: 0-17988

NEOGEN 401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

Neogen Corporation

620 Lesher Place, Lansing, Michigan 48912

(Name of issuer of the securities held pursuant to

the plan and the address of its principal

executive office)

Audited Financial Statements

and

Supplemental Schedule

Neogen 401(k) Retirement Savings Plan

Years Ended December 31, 2025 and 2024

with Report of Independent Registered Public Accounting Firm

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedule

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	13

SIGNATURE	14

EXHIBIT INDEX

Exhibit 23 Consent of Independent Registered Public Accounting Firm	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of Neogen Corporation,

the Plan Administrator, and Plan Participants

of Neogen 401(k) Retirement Savings Plan

Lansing, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Neogen 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedule (collectively referred to as the “financial statements”).

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2025 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with our audit of the 2025 Neogen 401(k) Retirement Savings Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Rehmann Robson LLC

We have served as Neogen 401(k) Retirement Savings Plan’s independent auditor since 2022.

Saginaw, Michigan

June 25, 2026

Neogen 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

	December 31,
	2025	2024
Assets
Investments, at fair value:
Mutual funds	$102,786,085	$97,002,628
Common stock of Plan Sponsor	3,224,733	5,203,906
Collective investment trusts	13,779,113	4,894,309
Total Investments	119,789,931	107,100,843

Receivables:
Employee contributions	80,944	53,112
Employer contributions	37,217	25,432
Notes receivable from participants	969,523	954,537
Total Receivables	1,087,684	1,033,081

Total Assets (equal to net assets available for benefits)	$120,877,615	$108,133,924

See accompanying notes to financial statements.

Neogen 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions
Investment income:
Net appreciation in fair value of investments	$10,848,940
Interest and dividends	3,848,764

Interest income on notes receivable from participants	81,586

Contributions:
Employee contributions	8,333,584
Employer contributions	3,729,479
Other contributions	2,168,054

Total contributions	14,231,117

Total additions	29,010,407

Deductions
Benefits paid to participants	16,072,674
Administrative expenses	194,042

Total deductions	16,266,716

Net change in net assets available for benefits	12,743,691

Net assets available for benefits at beginning of year	108,133,924

Net assets available for benefits at end of year	$120,877,615

See accompanying notes to financial statements.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Neogen 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering the employees of Neogen Corporation (the “Plan Sponsor” or “Company”) who meet the age and service requirements. Management of the Company control and manage the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the Plan. Marsh McLennan Agency, LLC serves as the Plan’s investment advisor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan document. Participants may choose to contribute to a Traditional 401(k), Roth 401(k) or both, within the Plan. Participants are eligible for Company matching contributions after attaining six months of service. The Company makes matching contributions as follows: $1.00 for each $1.00 on the first 3% of participant contributions and $0.50 on each $1.00 on the next 2% of participant contributions up to the maximum allowable by the IRS. Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2026, the Company amended the Plan to provide that participants become eligible to receive matching contributions after completing one month of continuous service. In addition, effective April 1, 2026, the Company amended the Plan to permit participants to make after-tax Roth 401(k) contributions, which are in addition to the Plan’s existing Roth 401(k) contribution feature.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately vested in the Company contribution portion of their account.

Forfeitures

Forfeitures of non-vested contributions are used to reduce future employer contributions or pay administrative expenses of the Plan. At December 31, 2025, forfeited non-vested accounts totaled $2,272. At December 31, 2024, forfeited non-vested accounts totaled $129. No forfeited non-vested accounts were utilized in 2025 or 2024.

Participants’ Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan earnings and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested and subject to the same allocation percentages as the participant contributions. The Plan currently offers a variety of mutual funds, common stock of the Company, and a selection of collective investment trust options.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the present value of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. The loans are secured by the balances in the participants’ accounts and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. The interest rate on new loans is prime plus one percent at time of origination and shall remain fixed throughout the duration of the loan unless a change is required by applicable law for any participant(s) taking a military leave of absence. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination, a participant may elect to receive either: (a) lump-sum amount equal to the value of the participant’s vested balance in his or her account; or (b) partial withdrawals for those that meet certain Plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s mutual fund and common stock investments are stated at fair value as of the end of the Plan year based on the quoted market prices of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The net change in fair value of investments includes the Plan's aggregate gains and losses on investments bought and sold as well as held during the year. The Plan’s interests in the collective investment trusts are based on the fair value of each fund’s underlying investments as reported by the fund’s portfolio manager using the audited financial statements of the fund at year-end.

Fair Value Measurements

As defined in the current authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance applies to all financial instruments that are measured and reported on a fair value basis. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of inputs used in the valuation techniques the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•
Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•
Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For the years ended December 31, 2025 and 2024, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the Plan document.

Contributions

Contributions from participants are recorded when withheld from compensation. Contributions from the Company are recorded in the period in which they become obligations of the Company.

Expenses

Plan administrative expenses may be paid by either the Plan or the Company, as provided in the Plan document. Expenses that are paid directly by the Company are excluded from these financial statements.

Payments of Benefits

Benefit payments to participants are recorded as deductions from the Plan upon distribution.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment valuation techniques. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants would become 100% vested in their accounts.

4. Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds:

Valued at the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and transact at that price and therefore are deemed to be actively traded.

Common stock of Plan Sponsor:

Valued at the year-end closing price reported on the active market on which the security is traded.

Collective Investment Trusts:

Valued at net asset value as a practical expedient to estimate fair value at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024.

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$102,786,085	$-	$-	$102,786,085
Common stock of Plan Sponsor	3,224,733	-	-	3,224,733
Total assets in the fair value hierarchy	106,010,818	-	-	106,010,818

Investments measured at net asset value	-	-	-	13,779,113
Total investments, at fair value	$106,010,818	$-	$-	$119,789,931

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$97,002,628	$-	$-	$97,002,628
Common stock of Plan Sponsor	5,203,906	-	-	5,203,906
Total assets in the fair value hierarchy	102,206,534	-	-	102,206,534

Investment measured at net asset value	-	-	-	4,894,309
Total investments, at fair value	$102,206,534	$-	$-	$107,100,843

The following tables summarize investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2025 and 2024. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

			Redemption
			Frequency (If
December 31,		Unfunded	Currently	Redemption
2025	Fair Value	Commitments	Eligible)	Notice Period
Collective investment trusts	$13,779,113	n/a	Daily	12 months

			Redemption
			Frequency (If
December 31,		Unfunded	Currently	Redemption
2024	Fair Value	Commitments	Eligible)	Notice Period
Collective investment trusts	$4,894,309	n/a	Daily	12 months

5. Parties-In-Interest

Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian and trustee of the Plan and, therefore, transactions with Fidelity Management Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for the custodial, advisory, and record keeping services amounted to $194,042 for 2025. Fees paid by the Plan for investment management, auditing and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Plan invests in the common stock of Neogen Corporation, the Plan’s Sponsor, a party-in-interest. Investment in Neogen Corporation common stock was $3,224,733 and $5,203,906 as of December 31, 2025 and 2024, respectively. As of December 31, 2025, the investment in Neogen Corporation’s common stock represents 461,335 shares at a market price of $6.99 per share. As of December 31, 2024, the investment in Neogen Corporation’s common stock represents 428,658 shares at a market price of $12.14 per share.

6. Risks and Uncertainties

The Plan invests in common stock of the Plan Sponsor, mutual funds, and common investment trusts with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of interest rate, market, and credit risks inherent with certain of the Plans investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7. Federal Income Tax Status

The Plan is maintained through the adoption of a pre-approved plan that has received an opinion letter from the IRS dated June 30, 2020, stating that the form of the plan is qualified under Section 401(a) of the Code and therefore, the related trust is tax-exempt. The Plan administrator has determined that it is eligible to, and chose to, rely on the current IRS opinion letter with respect to the qualified status of the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. While the Plan may be subject to routine audits of taxing jurisdictions, there are currently no audits for any tax periods in progress.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Net assets available for benefits per the financial statements	$120,877,615	$108,133,924
Deemed distributions reported on 5500	(31,207)	(47,387)
Net assets available for benefits per the Form 5500	$120,846,408	$108,086,537

Deemed distributions are defaulted and unpaid participant loans of active participants that are reflected as distributions on the Form 5500 and as notes receivable from participants on the financial statements. Upon a distributable event, the deemed distributions will be reflected as distributions in the financial statements.

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2025:

Increase in net assets available for benefits per the financial statements	$12,743,691
Change in deemed distributions	16,180
Net income per Form 5500	$12,759,871

9. Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition or disclosure. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements through the filing date of this Form 11-K other than the items discussed in Note 1.

Supplemental Schedule

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Fidelity U.S. Bond Index Fund	Mutual Fund	N/A	$1,129,886
*	Fidelity 500 Index Fund	Mutual Fund	N/A	19,509,828
*	Fidelity Mid Cap Index Fund	Mutual Fund	N/A	3,070,235
*	Fidelity Small Cap Index Fund	Mutual Fund	N/A	1,176,420
*	Fidelity International Index Fund	Mutual Fund	N/A	4,200,025
*	Fidelity Large Cap Growth Index Fund	Mutual Fund	N/A	5,073,907
*	Fidelity Large Cap Value Index Fund	Mutual Fund	N/A	758,192
*	Fidelity Government Money Market Fund	Mutual Fund	N/A	14,737
	Vanguard Target Retirement 2055 Fund	Mutual Fund	N/A	7,480,024
	Vanguard Target Retirement 2065 Fund	Mutual Fund	N/A	2,220,763
	JPMorgan Mid Cap Value Fund Class R6	Mutual Fund	N/A	1,135,613
	Vanguard Target Retirement 2020 Fund	Mutual Fund	N/A	219,534
	Vanguard Target Retirement 2030 Fund	Mutual Fund	N/A	3,319,486
	Vanguard Target Retirement 2040 Fund	Mutual Fund	N/A	1,836,702
	Vanguard Target Retirement 2050 Fund	Mutual Fund	N/A	3,291,691
	Baird Core Plus Bond Fund Class Institutional	Mutual Fund	N/A	2,973,304
	Vanguard Target Retirement 2070 Fund	Mutual Fund	N/A	59,815
	Vanguard Equity-Income Fund Admiral Shares	Mutual Fund	N/A	3,752,595
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	N/A	2,562,403
	Vanguard Target Retirement Income Fund Investor Shares	Mutual Fund	N/A	474,703
	Vanguard Target Retirement 2025 Fund	Mutual Fund	N/A	4,654,220
	Vanguard Target Retirement 2035 Fund	Mutual Fund	N/A	9,429,388
	Vanguard Target Retirement 2045 Fund	Mutual Fund	N/A	14,204,394
	Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Fund	N/A	578,583
	Victory Pioneer Strategic Income Fund Class R6	Mutual Fund	N/A	778,138
	American Funds EuroPacific Growth Fund Class R6	Mutual Fund	N/A	4,436,202
	American Funds American Balanced Fund Class R6	Mutual Fund	N/A	1,809,937
	Allspring Special Small Cap Value Fund - Class R6	Mutual Fund	N/A	483,697
	Vanguard Target Retirement 2060 Fund	Mutual Fund	N/A	1,977,603
	Vanguard Small-Cap Growth Index Fund Admiral Shares	Mutual Fund	N/A	174,060
	Large Cap Growth III R1	Collective Investment Trust	N/A	7,145,486
	Putnam Stable Value Fund	Collective Investment Trust	N/A	4,522,331
	Russell Mid Cap Growth III R1	Collective Investment Trust	N/A	2,111,296

	Common Stock—
*	Neogen Corporation	Common Stock	N/A	3,224,733
	Investments at fair value			$119,789,931
*	Notes receivable from participants	Interest rates of 4.25% to 9.50%, maturing through 2030		969,523
	TOTAL			$120,759,454
	* Party-in-interest
	N/A Not applicable—Cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan.
	Employer Identification Number 38-2367843
	Three Digit Plan Number: 001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEOGEN 401(K) RETIREMENT SAVINGS PLAN (Registrant)

Dated: June 25, 2026	By:	/s/ John Moylan
John Moylan
Plan Administrator

EXHIBIT INDEX

Exhibit No. Description

Exhibit 23 Consent of Independent Registered Public Accounting Firm